FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on 26 July 2003 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.

HSBC Bank Malta p.l.c.

Half-Yearly Results for 2003

Review of Performance

The published figures, which are in compliance with International Accounting Standard 34 Interim Financial Reporting, have been extracted from the HSBC Bank Malta p.l.c.’s unaudited group management accounts for the six months ended 30 June 2003. These figures, which have been drawn up according to the accounting policies used in the preparation of the annual audited accounts, are being published in terms of section 6.05.06 (i) of the Malta Stock Exchange Bye-Laws.

HSBC Bank Malta p.l.c. and its subsidiaries recorded a profit on ordinary activities before tax of Lm12.7 million for the six months ended 30 June 2003. This represents an increase of Lm3.2 million, or 34.2 per cent, over the Lm9.5 million earned in the same period in 2002. Earnings per share increased to 23.2 cents compared to 19.3 cents for the same period last year.

* Profit attributable to shareholders of Lm8.5 million - up Lm1.4 million, or 20.4 per cent, over the same period in 2002.

* Net interest income of Lm17.2 million - up Lm1.3 million, or 8.1 per cent, over 2002.

* Other operating income increased by Lm0.8 million as a result of operating profit generated by life assurance business activity.

* Operating income of Lm26.6 million - up Lm2.4 million, or 9.7 per cent, over 2002.

* Operating expenses decreased by Lm0.1 million, or 1.1 per cent, on 2002 as a result of improving our productivity.

* Net impairment losses were Lm0.2 million, a decrease of Lm0.7 million on 2002. During the current period, Lm0.8 million in specific allowances against loan losses and Lm0.7 million in write-offs were raised, offset by the releasing of Lm1.3 million in general allowances against loan losses.

* A gross interim dividend of 10.8 cents per ordinary share - up from a previous gross interim dividend payment of 8.0 cents.

* Loans and advances to customers were Lm901.0 million at 30 June 2003 – up Lm10.3 million from a 31 December 2002 level of Lm890.7 million reflecting growth across all personal customer segments. Customer deposits were Lm1,297.6 million at 30 June 2003, marginally down from Lm1,303.1 million as at 31 December 2002.

* Shareholders’ funds increased by Lm7.2 million to Lm124.2 million. This represents an increase of 6.1 per cent and includes the retention of Lm5.9 million on the profit and loss account and a Lm1.9 million increase in revaluation reserves.

Chris Hothersall, Chief Executive Officer, said: "Our results for the first six months are encouraging. Within the domestic economy, we view the six months ahead with cautious optimism. Our operating revenues continue to grow and we have improved our efficiency while the bank continues to invest in its infrastructure and quality of customer service. Our key capital and liquidity ratios remain strong. We are grateful for the support of our customers and the commitment of our staff over this period. The directors have declared an interim dividend of 10.8 cents per ordinary share payable to shareholders who are on the Company’s register of shareholders as at 31 July 2003. The total dividend of Lm2.6 million represents a 35 per cent increase over the 2002 interim dividend."

Profit and Loss Account for the Period 1 January 2003 to 30 June 2003

	Group		Bank
	6 mths to) 30/6/03)	6 mths to) 30/6/02)	6 mths to) 30/6/03)	6 mths to) 30/6/02)
	Lm000)	Lm000)	Lm000)	Lm000)
Interest receivable and similar income
– on loans and advances, balances with
Central Bank of Malta and Treasury
Bills	30,403	28,897	28,350	26,413
– on debt and other fixed income
instruments	5,689	8,422	6,284	8,541
Interest payable	(18,892)	(21,412)	(18,840)	(22,475)
Net interest income	17,200)	15,907)	15,794)	12,479)

Fees and commissions receivable	5,233)	4,809)	4,388)	3,844)
Fees and commissions payable	(291)	(256)	(273)	(224)
Dividend income	68)	28)	68)	28)
Trading profits	2,861)	2,976)	2,847)	2,718)
Net (losses)/gains on disposal of
non-trading financial instruments	(4)	8)	8)	8)
Other operating income	1,516)	760)	8)	10)
Operating income	26,583)	24,232)	22,840)	18,863)

Administrative expenses	(12,042)	(12,274)	(11,703)	(11,603)
Depreciation	(1,251)	(1,294)	(1,217)	(1,247)
Net amortisation of goodwill	(145)	(146)	(103)	(103)
Other operating charges	(214)	(83)	(212)	(74)
Operating profit before impairment
losses and provisions	12,931	10,435	9,605	5,836
Net impairment losses	(163)	(900)	(402)	(972)
Provisions for contingent liabilities
and other charges	(50)	(56)	(50)	(56)
Profit on ordinary activities before
tax	12,718)	9,479)	9,153)	4,808)
Tax on profit on ordinary activities	(4,264)	(2,456)	(3,074)	(1,499)
Profit for the financial period
attributable to shareholders	8,454	7,023	6,079	3,309

Earnings per share	23.2c	19.3c	16.7c	9.1c

Balance Sheet at 30 June 2003

	Group		Bank
	30/6/03	31/12/02	30/6/03	31/12/02
	Lm000	Lm000	Lm000	Lm000
Assets
Balances with Central Bank of Malta,
Treasury Bills and cash	171,168	171,501	170,198	171,201
Cheques in course of collection	4,642	3,986	4,642	3,986
Financial assets held for trading	2,228	2,779	2,228	2,779
Investments	253,491	263,912	269,743	280,009
Loans and advances to banks	116,362	146,000	188,615	224,263
Loans and advances to customers	900,995	890,664	781,934	762,952
Shares in subsidiary companies	-	-	39,063	37,105
Intangible fixed assets	485	630	291	394
Tangible fixed assets	29,401	28,965	29,244	28,786
Deferred tax asset	4,331	6,011	4,335	5,382
Other assets	46,981	37,627	1,325	902
Prepayments and accrued income	17,284	18,258	15,996	17,545
Total assets	1,547,368	1,570,333	1,507,614	1,535,304

Liabilities
Financial liabilities held for trading	6,631)	6,402)	6,631)	6,402)
Amounts owed to banks	28,822)	64,563)	28,822)	66,304)
Amounts owed to customers	1,297,635)	1,303,140)	1,298,917)	1,298,726)
Debt securities in issue	12)	12)	-)	-)
Other liabilities	48,427)	39,780)	8,848)	7,938)
Accruals and deferred income	16,892)	17,848)	16,547)	17,474)
Provisions for liabilities and other charges	4,759)	1,591)	4,492)	1,637)
Subordinated liabilities	20,000)	20,000)	20,000)	20,000)
	1,423,178)	1,453,336)	1,384,257)	1,418,481)

Shareholders’ funds
Called up issued share capital	9,120)	9,120)	9,120)	9,120)
Revaluation reserves	9,802)	7,933)	28,524)	24,939)
Other reserve	4,242)	4,242)	4,242)	4,242)
Profit and loss account	98,465)	92,572)	78,910)	75,392)
Dividend reserve	2,561)	3,130)	2,561)	3,130)
	124,190)	116,997)	123,357)	116,823)
Total liabilities	1,547,368)	1,570,333)	1,507,614)	1,535,304)

Memorandum items
Contingent liabilities	41,028)	47,634)	41,448)	48,054)
Commitments	286,733)	287,605)	292,427)	300,985)

The financial statements were approved by the Board of Directors on 25 July 2003 and signed on its behalf by:
Albert Mizzi, Chairman	Chris Hothersall, Chief Executive Officer

Statement of Changes in Equity for the Period 1 January 2003 to 30 June 2003

	Group
				Profit and
	Share	Revaluation	Other	Loss	Dividend
	)capital	reserves	)reserve	)account	)reserve	Total
	Lm000	Lm000	Lm000	Lm000	Lm000	Lm000

At 1 January 2002	9,120	6,420	4,242	82,363)	1,897	104,042
Net fair value adjustments
on investments	-)	841	-)	-)	-)	841)
Transfer between reserves
on disposal of property	-)	19	-)	(29)	-)	(10)
Net gains/(losses) not
recognised in the profit
and loss account	-)	860	-)	(29)	-)	831)
Profit attributable to
shareholders	-)	-)	-)	7,023)	-)	7,023)
Dividends paid	-)	-)	-)	-)	(1,897)	(1,897)
Dividends	-)	-)	-)	(1,897)	1,897)	-
At 30 June 2002	9,120	7,280	4,242	87,460)	1,897)	109,999)

At 1 January 2003	9,120	7,933	4,242	92,572)	3,130	116,997)
Net fair value adjustments
on investments	-)	1,869	-)	-)	-)	1,869)
Net gains not recognised in
the profit and loss account	-)	1,869	-)	-)	-)	1,869)
Profit attributable to
shareholders	-)	-)	-)	8,454)	-)	8,454)
Dividends paid	-)	-)	-)	-)	(3,130)	(3,130)
Dividends	-)	-)	-)	(2,561)	2,561)	-)
At 30 June 2003	9,120	9,802	4,242	98,465)	2,561)	124,190)

	Bank
				Profit and
	Share	Revaluation	Other	loss	Dividend
	Capital	reserves	reserve	account	reserve	Total
	Lm000	Lm000	Lm000	Lm000	Lm000	Lm000

At 1 January 2002	9,120	32,133	4,242	56,386)	1,897	103,778)
Net fair value adjustments on
investments	-)	4,070	-)	-)	-)	4,070)
Transfer between reserves on
disposal of property	-)	19	-)	(29)	-)	(10)
Net gains/(losses) not
recognised in the profit and
loss account	-)	4,089	-)	(29)	-)	4,060)

Profit attributable to
shareholders	-)	-)	-)	3,309)	-)	3,309)
Dividends paid	-)	-)	-)	-)	(1,897)	(1,897)
Dividends	-)	-)	-)	(1,897)	1,897)	-)
At 30 June 2002	9,120	36,222	4,242	57,769)	1,897)	109,250)

At 1 January 2003	9,120	24,939	4,242	75,392)	3,130)	116,823)
Net fair value adjustments on
investments	-)	3,585	-)	-)	-)	3,585)
Net gains not recognised in
the profit and loss account	-)	3,585	-)	-)	-)	3,585)
Profit attributable to
shareholders	-)	-)	-)	6,079)	-)	6,079)
Dividends paid	-)	-)	-)	-)	(3,130)	(3,130)
Dividends	-)	-)	-)	(2,561)	2,561)	-)
At 30 June 2003	9,120	28,524	4,242	78,910)	2,561)	123,357)

Cash Flow Statement for the Period 1 January 2003 to 30 June 2003

	Group		Bank
	6 mths to	6 mths to	6 mths to	6 mths to
	30/6/03	30/6/02	30/6/03	30/6/02

	Lm000)	Lm000)	Lm000)	Lm000)

Cash flows from operating activities
Interest and commission receipts	38,908)	40,342)	35,936)	37,297)
Interest and commission paid	(19,557)	(21,373)	(19,467)	(22,636)
Payments to employees and
suppliers	(12,719)	(11,938)	(12,364)	(11,423)

Operating profit before changes
in operating assets/liabilities	6,632)	7,031)	4,105	3,238

Movement in operating assets:
Trading securities	91)	3,344)	91)	3,344)
Reserve deposits with Central Bank
of Malta	9,425)	(1,479)	9,414)	(1,527)
Loans and advances to banks	12,140)	(8,736)	8,991)	(8,556)
Loans and advances to customers	(10,494)	4,859)	(19,384)	(1,189)
Treasury bills with contractual
maturity of over three months	43,028)	(13,526)	43,028	(13,543)

Cheques in course of collection	(656)	(2,809)	(656)	(2,789)
Other receivables	(10,397)	(2,719)	(423)	1,129)

Movement in operating liabilities:
Amounts owed to banks	(22,594)	(28,014)	(23,147)	(27,560)
Amounts owed to customers	(930)	66,310)	4,614)	59,968)
Other payables	9,996)	4,704)	910)	(2,274)
Net cash from operating activities
before income tax	36,241	28,965	27,543	10,241
Tax paid	(353)	(666)	(152)	(425)

Net cash from operating activities	35,888)	28,299)	27,391)	9,816)
Cash flows from investing activities
Dividends received	68)	28)	68)	28)
Interest received from held-to
maturity debt and other fixed
income instruments	4,934	8,830	6,112	8,747
Proceeds on disposal of available-
for-sale instruments	324	-	324	-
Proceeds on maturity of held-to-
maturity debt and other fixed
income instruments	40,553)	56,080	38,679	46,972
Proceeds on disposal of tangible
fixed assets	3	52	3)	52
Purchase of available-for-sale
instruments	(519)	(57)	(10)	-
Purchase of held-to-maturity debt
and other fixed income instruments	(29,895)	(57,484)	(29,895)	(57,484)
Purchase of tangible fixed assets	(1,878)	(1,897)	(1,846)	(1,871)
Net cash from/(used in) investing
activities	13,590	5,552	13,435	(3,556)
Cash flows from financing activities
Dividends paid	(3,130)	(1,897)	(3,130)	(1,897)
Cash used in financing activities	(3,130)	(1,897)	(3,130)	(1,897)

Increase in cash and cash
equivalents	46,348	31,954	37,696	4,363

Effect of exchange rate changes on
cash and cash equivalents	(2,790)	658	(2,738)	(1,037)
Net increase in cash and cash
equivalents	49,138	31,296	40,434	5,400
	46,348	31,954	37,696	4,363

Cash and cash equivalents at
beginning of period	127,156	107,130	203,965	131,234

Cash and cash equivalents at end
of period	173,504	139,084	241,661	135,597

Segmental Information

a Class of business

	Commercial Banking		Investment banking		Other companies		Group total

	6 months	6 months	6 months	6 months	6 months	6 months	6 months	6 months
	to 30/6/03	to)30/6/02	to 30/6/03	to)30/6/02	to 30/6/03	to 30/6/02	to 30/6/03	to 30/6/02
	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)

Profit before tax
Segment operating
income	24,291	22,910	813	630	1,479	692)	26,583	24,232
Common costs							(13,865)	(14,753)

Profit on ordinary
activities before tax							12,718)	9,479)
	30/6/03)	30/6/02)	30/6/03)	30/6/02)	30/6/03)	30/6/02)	30/6/03)	30/6/02)
	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)	Lm000)
Assets

Segment total assets	1,488,448)	1,473,162)	7,069)	7,422)	51,851)	31,520)	1,547,368)	1,512,104)

Average total assets	1,505,889)	1,446,963)	6,988)	7,245)	45,974)	29,980)	1,558,851)	1,484,188)

Net assets	114,612)	104,062)	5,486)	4,380)	4,092)	1,557)	124,190)	109,999)

b Geographical segments
The group’s activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

HSBC Bank Malta p.l.c. is licensed as a credit institution and provider of investment services by the Malta Financial Services Authority.

Registered Office: 233, Republic Street, Valletta VLT 05, Malta. Telephone: (00356) 2124 5281

Company Registration Number: C3177

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 25, 2003